

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

August 3, 2017

Via Mail
Mr. Meiyun Zhou
Chief Financial Officer
Sinopec Shanghai Petrochemical Company Limited
No. 48 Jinyi Road
Jinshan District
Shanghai, PRC 200540

> **Re: Sinopec Shanghai Petrochemical Company Limited**
> **Form 20-F for the Year Ended December 31, 2016**
> **Filed April 27, 2017**
> **File No. 1-12158**

Dear Mr. Zhou:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2016

Selected Consolidated Financial Data, Page 1

1.   We note your tabular presentation of net cash flows from operations and select cash flow items from financing and investing on page 2. In order for investors to more fully understand your liquidity, please revise future filings to also include net cash flows from investing and financing activities. Refer to Section 202.03 of the SEC's Codification of Financial Reporting Policies for guidance.

Liquidity and Capital Resources, page 48

Net Cash Used in Financing Activities, page 49

2.   You disclose on page 49 that the decrease in net cash used in financing activities in 2016 was due to the decrease in repayments of borrowings to third parties of RMB23,690 million, partially offset by the decrease in proceeds from borrowings from third parties of RMB7,347 million. These amounts are not consistent with the information presented in the consolidated statement of cash flows on page F-9. Please advise or revise as appropriate.

Contractual Obligations and Commercial Commitments, page 52

3.   Please revise the table on page 53 to disclose your contractual obligations for each time period presented in the table as well as the total amount of contractual obligations for each time period. Refer to Item 303(a)(5) of Regulation S-K.

Item 19. Exhibits, page 91

4.   Please file as an exhibit to your annual report on Form 20-F any contracts representing the Secco joint venture, or explain to us why you are not required to do so. See Instruction 4 (b)(ii) of Instructions as to Exhibits of Form 20-F.

        You may contact SiSi Cheng at (202) 551-5004 or me at (202) 551-3768 with any questions regarding comments on the financial statements and related matters. Please contact Chris Ronne at (202) 551- 6156 or Jay Ingram at (202) 551- 3397 with any other questions.

                                        Sincerely,

                                        /s/ John Cash

                                        John Cash
                                        Accounting Branch Chief
                                        Office of Manufacturing and Construction